EXHIBIT 12.1

DiamondRock Hospitality Company Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends(in thousands, except ratio amounts)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Income (Loss) from Continuing Operations Before Income Taxes	$22,715	$(24,868)	$(6,917)	$(9,813)	$(31,157)
Fixed Charges	62,850	61,292	61,151	49,777	54,670
Amortization of Capitalized Interest	70	70	111	175	175
Capitalized Interest	(1,516)	(1,164)	(1,527)	(112)	(19)
Earnings	$84,119	$35,330	$52,818	$40,027	$23,669

Fixed Charges:
Interest Expense and Amortization of Deferred Financing Costs	$57,279	$56,068	$55,507	$45,524	$51,609
Portion of Rent Related to Interest	4,055	4,060	4,117	4,141	3,042
Capitalized Interest	1,516	1,164	1,527	112	19
Fixed Charges	62,850	61,292	61,151	49,777	54,670
Preferred Stock Dividends		—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	$62,850	$61,292	$61,151	$49,777	$54,670
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.34
Deficiency of Earnings to Fixed Charges and Preferred Stock Dividends	$—	$(25,962)	$(8,333)	$(9,750)	$(31,001)